Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our reports dated December 29, 2016, with respect to the financial statements of Dreyfus Yield Enhancement Strategy Fund, Dreyfus Select Managers Long/Short Fund, Dreyfus Alternative Diversifier Strategies Fund, Dreyfus Global Emerging Markets Fund and Dreyfus Emerging Markets Debt U.S. Dollar Fund, each a series of Dreyfus BNY Mellon Funds, Inc., as of October 31, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

                                                         /s/ KPMG LLP

New York, New York

February 24, 2017